[The following tweets, posted by @TeamstersDC, link to articles from the Huffington Post entitled, “West Virginians Fight to Save A Generation From Opioid Addiction, Often With Their Hands Tied, from Bloomberg entitled “, from the (Kent, OH) Record-Courier entitled “DeWine wants drug companies to pay - literally - for Ohio’s opioid crisis,” from Bloomberg entitled “Opioid Makers Face Heat From Investors With $1.3 Trillion,” from Reuters entitled “Investor group presses U.S. drug companies on opioid controls.”]

1. IBT Cap Strategies @TeamstersDC  1h1 hour ago

West Virginians fight to save a generation from #opioidepidemic, often with hands tied https://www.huffingtonpost.com/entry/west-virginia-opioid-addiction-podcast_us_59f89806e4b0aec1467b0026?ncid=engmodushpmg00000004 … via @HuffPostPol

2. IBT Cap Strategies @TeamstersDC  4h4 hours ago

DeWine wants drug companies to pay - literally - for Ohio's #opioidepidemic http://record-courier.com/news/20171031/dewine-wants-drug-companies-to-pay---literally---for-ohios-opioid-crisis … #corpgov

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3. IBT Cap Strategies @TeamstersDC  20h20 hours ago

Investor groups pressure drug makers and wholesalers over opioids https://www.statnews.com/pharmalot/2017/10/30/294331/ … via @statnews #corpgov

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4. IBT Cap Strategies @TeamstersDC  Oct 31

Investor coalition calls on 10 firms to assess their risks related to opioids http://www.pionline.com/article/20171030/ONLINE/171039966/investor-coalition-calls-on-10-firms-to-assess-their-risks-related-to-opioids … #corpgov

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5. IBT Cap Strategies @TeamstersDC  Oct 30

Opioid Industry Faces Pressure From Investors With $1.3 Trillion #corpgov #OpioidEpidemic

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6. IBT Cap Strategies @TeamstersDC  Oct 30

Investor group presses U.S. drug companies on opioid controls https://reut.rs/2ieyzS6  #corpgov